Exhibit 12(d)
PPL MONTANA, LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	12 Months Ended March 31,	12 Months Ended December 31,
	2003	2002	2001	2000

Fixed charges, as defined:
Interest expense on credit facility	$2	$2	$2	$18
Amortization of debt expenses			1	3
Amortization of wholesale energy commitments	4	4	6	7
Estimated interest component of operating rentals	15	15	15	6

Total fixed charges	$21	$21	$24	$34

Earnings, as defined:
Net income	$53	$47	$103	$86

Add:
Income taxes	39	35	68	57

Total fixed charges as above	21	21	24	34

Total earnings	$113	$103	$195	$177

Ratio of earnings to fixed charges	5.4	4.9	8.1	5.2